Exhibit 7.04

Todd E. Benson	Citigroup Private Equity
Senior Partner	388 Greenwich Street
32
New York NY 10013

Tel 212 816 2151
Fax 646 291 5481

September 21, 2006

Sterling Capital Partners
1033 Skokie Blvd., Suite 600
Northbrook, IL 60062
Attention: Mr. Steven M. Taslitz

Re: Acquisition of Educate, Inc. (the “Company”) Dear Steven:

Reference is made to your letter (“Letter”) dated September 21, 2006, to the Board of Directors (the “Board”) of the Company. This letter confirms the interest of the undersigned, subject to the conditions set forth herein, in making an equity investment, or causing an affiliate or affiliates of the undersigned to make an equity investment, in the amount of no less than $125 million (the “Indication”), in an acquisition vehicle or vehicles to be formed for the purpose of acquiring all of the issued and outstanding securities of the Company. Any such acquisition, whether consummated in one transaction or a series of related transactions, shall be referred to herein as the “Transaction”.

The undersigned represents and warrants to you that it or its affiliates have access to immediately available funds in excess of the amount of the Indication.

This letter has been provided to you by the undersigned for purposes of indicating the nature of the undersigned’s interest in making an equity investment in connection with a Transaction. This interest is contingent on satisfactory completion of diligence, final definitive documentation that is satisfactory to us and satisfaction of the conditions set forth in such definitive documentation. It is expressly understood that, except as set forth in the next paragraph, this letter shall have no binding effect, and nothing set forth in this letter shall be construed to confer upon or give to any person any benefits, rights or remedies under or by reason of, or any rights to enforce, any provisions of this letter.

This letter shall be treated as confidential and is being provided to the addressees solely in connection with the Letter. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the undersigned and you. The foregoing notwithstanding, this letter may be provided to the Board and its members, and their and your legal and financial advisors and your other prospective sources of financing, and you, the Company and the undersigned may disclose the existence of this letter to the extent required by law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Letter or the Transaction, including without limitation any Schedule 13D filings by the addressees.

I hope the foregoing has been helpful to you. Should you have any questions regarding the foregoing, please do not hesitate to call me. We are available to meet with you at your convenience if you think such a meeting would be helpful.

Very truly yours,

CITIGROUP PRIVATE EQUITY

By:	/s/ Todd E. Benson

Name:	Todd E. Benson

Title:	Senior Partner